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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 33-43420



Prospectus
                      GENERAL ELECTRIC CAPITAL CORPORATION

                                 $3,000,000,000
                         VARIABLE DENOMINATION FLOATING
                               RATE DEMAND NOTES

The GE Interest Plus Program (the "Program") is designed to provide investors (the "Investors") with a convenient means of investing funds directly with General Electric Capital Corporation ("GE Capital" or the "Company"). The Notes will provide liquidity and will pay interest above the average rate of taxable U.S. money market funds as published by IBC's Money Fund Report(TM).

The Notes will be repayable on demand and will be similar in yield and legal obligation to the Company's commercial paper, which is available only in large denominations to a limited type of investor.

Investments in Notes will be represented by a Program account (an "Account") established for the Investor by the agent bank (the "Agent Bank") appointed by the Company. The Notes will not be represented by a certificate or any other instrument evidencing the Company's indebtedness. The Company reserves the right to modify, withdraw, or cancel the offer made hereby at any time.

AN ACCOUNT IS NOT EQUIVALENT TO A DEPOSIT OR OTHER BANK ACCOUNT AND IS NOT SUBJECT TO THE PROTECTION OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURANCE. THE PROGRAM IS NOT SUBJECT TO THE REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940 (INCLUDING DIVERSIFICATION OF INVESTMENTS) OR THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. ALL INVESTMENTS IN THE NOTES ARE OBLIGATIONS OF GE CAPITAL AND ARE NOT OBLIGATIONS OF OR GUARANTEED BY GENERAL ELECTRIC COMPANY, THE AGENT BANK OR ANY OTHER COMPANY. THE WEEKLY INTEREST RATE PAID ON INVESTMENTS IN THE NOTES MAY NOT PROVIDE A BASIS FOR COMPARISON WITH OTHER INVESTMENTS WHICH USE A DIFFERENT METHOD OF CALCULATING A VARIABLE YIELD OR WHICH PAY A FIXED YIELD FOR A STATED PERIOD OF TIME.

For information regarding the GE Interest Plus Program, please call 1-800-433-4480.

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     Please read this prospectus carefully and retain for future reference.
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  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

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These securities are offered through
GECC Capital Markets Group, Inc.                 The date of this Prospectus is
                                                 February 9,1998





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                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at 500 West Madison Street, Chicago, IL 60661 and 7 World Trade Center, New York, NY 10048 and copies can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005 on which certain of the Company's securities are listed.

                      DOCUMENTS INCORPORATED BY REFERENCE

There is hereby incorporated in this Prospectus by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 29, 1997, June 28, 1997 and September 27, 1997, heretofore filed with the Securities and Exchange Commission pursuant to the 1934 Act, to which reference is hereby made. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or l5(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Notes offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Copies of any document referred to above will be provided free of charge upon request directed to Bruce C. Bennett, Associate General Counsel, General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927, telephone no. (203) 357-4000.

                          THE GE INTEREST PLUS PROGRAM

                                    INTEREST

The principal amount of each Note will be equal to all investments made in the Notes by the Investor, plus accrued and reinvested interest, less any redemptions and fees. The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee each week, to be effective the following week. The rate of interest on the Notes will always be greater than the most recent seven-day average yield (non-compounded) for taxable money market funds in the United States as published in IBC's Money Fund Report(TM)*. Rates may vary by Account balance or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue daily. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment. If in any week the IBC's Money Fund Report(TM) is not available or publication of such seven-day average yield is suspended, the seven-day average yield at such time shall be an approximately equivalent rate determined by the GE Interest Plus Committee.

-----------------
* IBC's Money Fund Report(TM) is a registered trademark of IBC Financial Data, Inc. and is published weekly. IBC's Money Fund Report(TM) states that the yield information obtained from money market funds is screened by the publisher, but no guarantee of the accuracy of the information contained therein is made by the Company.

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                              ACCOUNT INFORMATION

You will receive regular statements showing a summary of all transactions made in your Account. Redemption checks on which payment has been made will not be returned to you, but the check number and the amount of each check will be indicated on your statement.

                                 HOW TO INVEST

To open an Account, complete the Application accompanying this Prospectus and enclose a check for your initial investment (or if applicable, a payroll deduction card). After your Account is opened, you may purchase additional Notes at any time without charge by any of the following methods:

BY CHECK MAILED TO AGENT BANK. Your investment will be credited and interest will begin to accrue on the first business day after the Agent Bank receives your check. Investments made by check cannot be redeemed for five business days after the check is first credited to your Account or, if later, until the check clears.

BY WIRE TRANSFER. Wire funds to GE Interest Plus, The Northern Trust Company, Chicago IL, ABA No. 071000152. Your Account number must be included in the wire instruction.

BY DIRECT INVESTMENT OF PAYROLL, PENSION OR SOCIAL SECURITY CHECK. You may instruct your employer or the Social Security Administration to invest your entire payroll, pension or social security check directly in your Account.

BY PAYROLL DEDUCTION. GE, its subsidiaries, and certain other companies allow employees to have a fixed amount deducted from each paycheck (minimum $25) and invested in an Account.

BY AUTOMATIC MONTHLY INVESTMENT FROM A BANK ACCOUNT. You may instruct the Agent Bank to withdraw a fixed amount from your checking or savings account on a monthly basis through electronic automated clearing house (ACH) transfer (minimum $25) and credit the funds to your Account. Investments made by ACH cannot be redeemed for three business days after the electronic transfer is first credited to your Account or, if later, until the electronic transfer clears.

BY TELEPHONE INVESTMENT. You may instruct the Agent Bank at any time to withdraw any amount of funds (minimum $25) from your pre-designated bank account and credit the funds to your Account through ACH transfer. Investments made by ACH cannot be redeemed for three business days after either the electronic transfer is first credited to your Account or, until the electronic transfer clears, whichever is later.

Except for checks mailed to the Agent Bank and funds transmitted through ACH, your investment will be credited and interest will begin to accrue on the business day the funds are received by the Agent Bank. All investments must be made in U.S. dollars drawn on a U.S. bank. You may change or terminate your investments by payroll deduction or other automatic investment at any time.

                                 HOW TO REDEEM

You may redeem any part of your Account at any time as described below. Interest on redeemed investments will accrue up to, but not including, the date of redemption. You may close your Account only by use of the written redemption option.

REDEMPTION BY CHECK. You may make redemption checks payable to anyone in the amount of $250 or more. If the amount of the redemption check is greater than the balance in your Account or less than $250, the check will not be honored and a fee will be debited from your Account by the Agent Bank. Your redemption will be made on the day the Agent Bank receives your redemption check for payment. If your Account is held jointly with someone else, only one signature will be required on a redemption check unless otherwise specified. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, the Company or GE.

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WRITTEN REDEMPTION.  You may redeem all or any part of your Account, subject to a $250 minimum, by written request, including the signatures of all registered owners (including joint owners) of the Account. A check for the requested amount (or in an amount equal to the balance of your Account if the Account is being closed) will be mailed to the registered account address.

WIRE REDEMPTION. You can redeem any part of your Account, subject to a $2,500 minimum, by wire transfer if you have authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your Application. To change this designation, a written request signed by all registered owners (including joint owners) of the Account, with all signatures guaranteed by a financial institution, must be submitted to the Agent Bank. Funds will be wired no later than the next business day after receipt of your wire redemption request, provided your request is received by 2:00 p.m. Eastern Time on any business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge from the Agent Bank, and may also incur an additional charge from other institutions handling the transfer. The Agent Bank's records of the wire instructions are binding.

                                      FEES

There are no account maintenance fees or charges for checks or check redemptions, no sales loads, and no charges for investing or ongoing management. Fees for checks returned for insufficient funds, wire redemptions, stop payment requests and other unusual services will be directly debited from your Account.

                           GE INTEREST PLUS COMMITTEE

The GE Interest Plus Committee consists of officers of the Company designated by the Company's Board of Directors. The Committee has the full power and authority to amend the Program as described under "Termination, Suspension, or Modification". The Committee may also interpret Program provisions, adopt Program rules and regulations and make certain determinations regarding the Program. The members of the Committee are the Company's President, Senior Vice President, Finance, and Senior Vice President, Corporate Treasury and Global Funding Operation. Members of the Committee receive no additional compensation for Committee services.

                    TERMINATION, SUSPENSION OR MODIFICATION

The Company expects that the Program will continue indefinitely, but the Company reserves the right at any time to suspend or terminate the Program entirely, or from time to time to modify the Program in part. The Company also reserves the right to modify, suspend or terminate any of the investment options and redemption options described above. Written notice of any material modification, suspension or termination will be provided to Investors at least fifteen days prior to the effective date. See "Certain Terms of the Notes--Modification of the Indenture."

                                   AGENT BANK

The Company has engaged The Northern Trust Company as the Agent Bank to perform record keeping, funds receipt and disbursement, investor servicing and related services under the Program. For these services, the Company will pay the Agent Bank an administrative fee.

                                     TAXES

Interest on the Notes will be taxable as ordinary income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income. State and local income taxes and related reporting may also apply. You should consult your own tax advisor with respect to tax consequences which may be applicable to your particular situation. The Program is not qualified under
Section 401(a) of the Internal Revenue Code of 1986.



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                                  THE COMPANY

General Electric Capital Corporation was incorporated in 1943 in the State of New York, under the provisions of the New York Banking Law relating to investment companies. All outstanding common stock of the Company is owned by General Electric Capital Services, Inc., which is in turn wholly-owned by General Electric Company. The Company operates in four finance industry segments and in a specialty insurance industry segment. The Company's principal executive offices are located at 260 Long Ridge Road Stamford, CT 06927, telephone number (203) 357-4000.

                   CONSOLIDATED RATIO OF EARNINGS TO FIXED
                           CHARGES OF THE COMPANY

             YEAR ENDED DECEMBER 31,
             ------------------------------------   9 MOS. ENDED
             1992    1993    1994    1995    1996   SEPT. 27, 1997
             ----    ----    ----    ----    ----   --------------
             1.44    1.62    1.63    1.51    1.53       1.49


For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

                                USE OF PROCEEDS

The net proceeds from the sale of the Notes will be added to the general funds of the Company and will be available for financing its operations.

                           CERTAIN TERMS OF THE NOTES

The Notes are issued under an Indenture (the "Indenture") dated as of October 1, 1991, as amended, between the Company and The Chase Manhattan Bank, as successor trustee (the "Trustee"). The statements under this heading are subject to the provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement covering the offering of Notes. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

                                    GENERAL

The Notes are issuable in any amount and will mature on the demand of the Investor. The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. Neither the Indenture nor any other instrument to which the Company is a party limits the principal amount of the Notes or any other indebtedness of the Company that may be issued. The Notes will not be subject to any sinking fund. The Notes will be issued in uncertificated form and Investors will not receive any certificate or other instrument evidencing the Company's indebtedness. All funds invested in Notes together with interest accrued thereon, and redemptions, if any, will be recorded on a register maintained by the Agent Bank.

                       OPTIONAL REDEMPTION BY THE COMPANY

The Company may redeem, at any time at its option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee, except that the Company may redeem all of the Notes held in an Account not meeting guidelines established by the GE Interest Plus Committee. The Company will give at least 30 days prior written notice to an Investor whose Note is to be redeemed. The Note (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Note. Interest


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on the redeemed amount shall cease to accrue on and after the effective date of redemption.

                         MODIFICATION OF THE INDENTURE

The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the holders of Notes, provided that no such addition or modification shall, among other things (i) change the character of the Notes from being payable upon demand, (ii) reduce the principal amount of any Note or (iii) reduce the aforesaid percentage of principal amount of such Notes, the consent of the holders of which is required for any addition or modification, without in each case the consent of the holder of each such Note so affected.

                               EVENTS OF DEFAULT

An Event of Default with respect to the Notes is defined in the Indenture as being: default in payment of any principal or interest on any Note when due and continuance of such default for a period of 20 days, provided that an administrative error shall not be considered an Event of Default unless such error shall have continued uncorrected for a period of 30 days after written notice to the Agent Bank and the Trustee (with a copy to the Company), the Trustee to be the sole judge of whether the error has been corrected; default for 60 days after written notice to the Company in the performance of any other covenant in the respect of the Notes; or certain events in bankruptcy, insolvency or reorganization. The Indenture requires the Company to file with the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof. The Trustee shall, within 90 days after the occurrence of a default in respect of the Notes, give to the holders thereof notice of all uncured and unwaived defaults known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Notes. The Indenture provides that during the continuance of an Event of Default, either the Trustee thereunder or the holders of 25% in aggregate principal amount of the outstanding Notes may declare the principal of all such Notes to be due and payable immediately, but under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such Notes then outstanding. The Indenture provides that past defaults with respect to the Notes (except, unless theretofore cured, a default in payment of principal of or interest on any of the Notes) may be waived on behalf of the holders of all Notes by the holders of a majority in principal amount of such Notes then outstanding.

                             CONCERNING THE TRUSTEE

The Trustee acts as trustee under several other indentures with the Company, pursuant to which a number of series of senior, unsecured notes of the Company are presently outstanding.

                              PLAN OF DISTRIBUTION

The Notes are offered on a continuing basis through GECC Capital Markets Group, Inc., a wholly owned subsidiary of the Company, acting as agent. The offering is being made pursuant to the provisions of Rule 2720 of the Rules of The National Association of Securities Dealers, Inc. No commissions will be paid to such agent for any sales resulting from its efforts. The Company also may from time to time designate other agents through whom Notes may be offered. The Company

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reserves the right to withdraw, cancel or modify the offer to sell Notes at any time. The Company has the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole, or in part.


                                 LEGAL OPINIONS

The legality of the Notes has been passed upon for the Company by Nancy E. Barton, a director and Senior Vice President, General Counsel and Secretary of the Company. Any future opinions as to the legality of the Notes will be delivered by Ms. Barton or by Bruce C. Bennett, Associate General Counsel--Treasury Operation and Assistant Secretary of the Company. Ms. Barton and Mr. Bennett, together with members of their families, own, have options to purchase and have other interests in shares of common stock of General Electric Company.

                                    EXPERTS

The financial statements and schedule of General Electric Capital Corporation and consolidated affiliates as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                       TABLE OF CONTENTS
                                             PAGE
Available Information........................  2
Documents Incorporated by Reference..........  2
The GE Interest Plus Program.................  2
The Company..................................  5
Use of Proceeds..............................  5
Certain Terms of the Notes...................  5
Plan of Distribution.........................  6
Legal Opinions...............................  7
Experts......................................  7


                                GE INTEREST PLUS

                                GENERAL ELECTRIC
                              CAPITAL CORPORATION

                                 $3,000,000,000

                         VARIABLE DENOMINATION FLOATING
                               RATE DEMAND NOTES

                                  [GE LOGO]

                  For information concerning GE Interest Plus
                                   write to:

                                GE INTEREST PLUS
                                 P.O. BOX 75969
                          CHICAGO, ILLINOIS 60675-5969

                                   OR PHONE:
                                 1-800-433-4480

                             FOR RATE INFORMATION:
                                 1-800-433-4480

                                                                      Prospectus